NOL

RECEIVED

2009 SEP 30 A 7:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

23 September 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

09047028

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements, copies of which are attached:

1. Utilisation of Proceeds from the Renounceable Underwritten Rights Issue.
2. Announcement Pursuant to Rule 704(15)(c) of the Listing Manual – a wholly owned subsidiary of NOL.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Utilisation of Proceeds & Acquisition of Terminal Synergy Pte. Ltd) - 23Sep09.DOC

dlw 9/30

APL   APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	23-Sep-2009 17:20:04
Announcement No.	00056

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	UTILISATION OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Utilisation_of_RI_Proceeds_23Sep09.pdf Total size = **24K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

UTILISATION OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE

---

*Capitalised terms used herein shall have the definitions ascribed to them in the offer information statement dated 19 June 2009 lodged by Neptune Orient Lines Limited with the Monetary Authority of Singapore ("**Offer Information Statement**"). The full details of the Rights Issue are set out in the Offer Information Statement.*

Further to its announcements dated 17 July 2009 and 14 August 2009 in relation to the use of the net proceeds from the Rights Issue, the Board of Directors of Neptune Orient Lines Limited ("Company") wishes to announce that, pending suitable investment opportunities, approximately US$225 million of the net proceeds of approximately US$960 million (approximately S$1.401 billion, based on an exchange rate of US$1: S$1.45862) from the Rights Issue will be utilised for the repayment of various debts as they become due between 23 September 2009 and 5 October 2009. These debts were drawn down from various revolving credit facilities of the Group. The utilisation is in accordance with the intended use of proceeds of the Rights Issue stated in the Offer Information Statement.

Following the utilisations announced to-date, the Company would have materially disbursed an aggregate of approximately US$835 million of the net proceeds of the Rights Issue.

The Company will continue to make periodic announcements on the utilisation of the proceeds from the Rights Issue as and when such proceeds are materially disbursed.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary

23 September 2009

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	23-Sep-2009 17:23:06
Announcement No.	00059

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	ANNOUNCEMENT PURSUANT TO RULE 704(15(c) OF THE LISTING MANUAL
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Terminal_Synergy_23Sep09.pdf Total size = **17K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

ANNOUNCEMENT PURSUANT TO RULE 704(15)(c) OF THE LISTING MANUAL

Pursuant to Rule 704(15)(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Neptune Orient Lines Limited ("**NOL**") announces that it has acquired from Kingfisher Assets Pte. Ltd. its entire shareholding of 100 ordinary shares in Terminal Synergy Pte. Ltd. which is a newly incorporated company for a total cash consideration of S$100 representing the total issued and paid-up capital of Terminal Synergy Pte. Ltd.

NOL proposes to use Terminal Synergy Pte. Ltd. and its group of companies to pursue terminal investment opportunities.

This acquisition is not expected to have a material effect on the net tangible assets or earnings per share of the NOL Group for the current financial year.

Kingfisher Assets Pte. Ltd. is a direct subsidiary of PSA International Pte. Ltd. and an indirect subsidiary of Temasek Holdings (Private) Limited, the controlling shareholder of NOL. Save as disclosed, none of the Directors or controlling shareholders of NOL has any interest, direct or indirect, in this acquisition.

BY ORDER OF THE BOARD

Wong Kim Wah (Ms)
Company Secretary

23 September 2009